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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65702

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Skyway Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 N Tampa St, Suite 3550
(No. and Street)

Tampa	**FL**	**33602**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	**813-442-1645**	ana.carter@skywaycapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson & Smith PA
(Name – if individual, state last, first, and middle name)

500 North Westshore Blvd, Ste 100	**Tampa**	**FL**	**33609**
(Address)	(City)	(State)	(Zip Code)

09/29/2003	**400**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rob Woomer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Skyway Capital Markets, LLC _____, as of 12/31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SKYWAY CAPITAL MARKETS, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

DECEMBER 31, 2025

Skyway Capital Markets, LLC
Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Member
Skyway Capital Markets, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Skyway Capital Markets, LLC (the "Company") as of December 31, 2025, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Skyway Capital Markets, LLC's auditor since 2016.
Tampa, Florida
March 18, 2026

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Skyway Capital Markets, LLC
Statement of Financial Condition
December 31, 2025

Assets	
Current assets:	
Cash	$ 1,791,117
Accounts receivable	487,574
Prepaid expenses	652,202
Total current assets	2,930,893
Property and equipment, net of $370,777 accumulated depreciation	62,913
Right of use lease asset	1,098,000
Other long-term assets	23,555
Total assets	$ 4,115,361
Liabilities and Member's Equity	
Current liabilities:	
Accounts payable and other	$ 756,632
Accrued expenses	159,745
Due to related parties	90,000
Total current liabilities	1,006,377
Operating lease liability	1,187,760
Total liabilities	2,194,137
Member's equity	1,921,224
Total liabilities and member's equity	$ 4,115,361

See Notes to the Financial Statements

Skyway Capital Markets, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2025

Revenue

Investment banking and advisory services	$42,633,958
Related party fees	2,252,961
Other income	2,724,361
Total revenue	47,611,280

Expenses

Personnel	10,369,953
Selling group commissions	27,634,420
General & administrative	2,332,436
Marketing & promotion	5,135,282
Professional fees	391,026
Regulatory expenses	219,222
Total expenses	46,082,339

Net income	1,528,941
Member's equity at beginning of year	2,370,507
Member distributions	(1,978,224)
Member's equity at end of year	$ 1,921,224

See Notes to the Financial Statements

Skyway Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net income	$ 1,528,941
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	40,306
Net change in operating lease liability	25,113
Change in operating assets and liabilities:	
Decrease in accounts receivable	84,489
Decrease in prepaid expenses	78,474
Increase in accounts payable and other	398,232
Increase in due to related parties	90,000
Decrease in accrued expenses	(53,040)
Net cash provided by operating activities	2,192,515

Cash flows from financing activities

Member distributions	(1,978,224)
Net cash used in financing activities	(1,978,224)

Net increase in cash	214,291
Cash, beginning of year	1,576,826
Cash, end of year	$ 1,791,117

See Notes to the Financial Statements

---

1.   **Description of Business**

Skyway Capital Markets, LLC (the "Company") is a Florida limited liability company. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, private placements and financial advisory services. The Company provides such services to companies throughout the continental United States of America. The corporate headquarters is located in Tampa, Florida. The Company is a wholly owned subsidiary of Caymus Capital Holdings, LLC ("Caymus").

2.   **Summary of Significant Accounting Policies**

a.   **Basis of Accounting**

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b.   **Use of Management Estimates**

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

c.   **Cash**

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2025, the Company had cash deposits of $1,546,144 in excess of federally insured limits.

d.   **Accounts Receivable**

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers or amounts due for expense reimbursement. Receivables for success fees are considered past due two business days after the transaction closing, unless other payment arrangements have been agreed to. Receivables are generally considered past due if not paid within 30 days of the invoice date.

Interest is not typically charged on past due receivables.

2. **Summary of Significant Accounting Policies** *(continued)*

e. **Allowance for Credit Losses ("ACL)**

The Company recognizes an expected ACL with respect to its accounts receivable. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. The estimate is calculated on a pooled basis where similar risk characteristics exist. Accounts receivable are evaluated individually when they do not share similar risk characteristics which could exist in circumstances where amounts are considered at risk or uncollectible. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the ACL. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the entity's accounting policy election. There were no write-offs for the year ending December 31, 2025. No ACL was considered necessary at December 31, 2025.

f. **Property and Equipment**

Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Maintenance and repairs are charged to income when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in income.

g. **Revenues**

Revenue Recognition. The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The recognition and measurement of revenue is based on the individual contract terms.

2. **Summary of Significant Accounting Policies** *(continued)*

Private placement fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company places the securities from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

Merger and acquisition advisory fees. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

For the year ended December 31, 2025 investment banking and advisory services consists of the following:

Private placement fees	$ 38,953,761
Merger and acquisition advisory fees	3,680,197
Total	$ 42,633,958

Other Income. Other income consists of reimbursed expenses and is recognized when the underlying expense is incurred.

Related Party Fees. Related party fees are recognized when the services are rendered and the performance obligation is satisfied.

h. **Income Taxes**

The Company is treated as a partnership for income tax purposes. As a result, the member will report the entire taxable income on their income tax returns. Therefore, no provision for income taxes has been included in these financial statements.

2.   Summary of Significant Accounting Policies *(continued)*

The Financial Accounting Standards Board Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2025. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2022.

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2025, the Company had net capital of $694,980, which was $621,904 in excess of its required minimum net capital of $73,076. The Company's aggregate indebtedness to net capital ratio was 157.72%.

4.   Leases

On November 30, 2016, the Company entered into an eighty-four-month lease agreement commencing March 1, 2017, for its main office facility. The lease, as amended, has a term lasting through July 2029 and provides for the payment of common area maintenance as well as an allocable share of increases in property taxes.

On January 31, 2023, the Company entered into a forty-month lease agreement commencing March 1, 2023, for additional office facilities in Atlanta, GA.

Right of use assets and lease liabilities are disclosed as separate line items in the statement of financial position and are valued based on the present value of the future minimum lease payments at the commencement date. As our lease does not provide an implicit rate, we used our incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term.

4.   Leases *(continued)*

The Company's operating lease obligations are for the Company's office facilities. The Leases are fully net leases, with the Company separately paying real and personal property taxes, all third-party assessments, common area maintenance charges, maintenance costs and insurance expenses.

The components of lease expense and other lease information as of and during the year ended December 31, 2025 are as follows:

Operating leases cost:	$398,359
Cash paid for amount included in the measurement of lease liabilities operating cash flows from operating leases:	$330,516
At December 31, 2025:	
Operating leases right of use assets:	$1,098,000
Operating leases liabilities:	$1,187,760
Weighted average remaining lease term-operating leases:	3.1 years
Weighted average discount rate:	5.50%

Future minimum lease payments under non-cancellable leases as of December 31, 2025, reconciled to our operating lease liability presented on the statement of financial position are as follows:

Year Ended December 31	Amount
2026	$ 376,942
2027	350,739
2028	366,033
2029	217,223
Total future minimum lease payments	1,310,936
Less interest	(123,176)
Total operating leases liability	$1,187,760

5.   Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2025 requiring contingent loss recognition.

6. Related Party Transactions

The Company has a shared services agreement with Skyway Services, LLC, a related party under common ownership. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and the related party were not consummated on terms equivalent to arm's length transactions.

During the year ended December 31, 2025, the Company received a total $2,252,961 from Skyway Services, LLC for services provided under the shared services agreement. These services consisted of various administrative services. As of December 31, 2025, the Company was owed $87,893 of that amount.

As of December 31, 2025, the Company owes its related party $90,000 for payment that were sent by clients of the related party to the Company.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking merger and acquisition advisory fees and private placement fees. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Subsequent Events

Management has evaluated subsequent events occurring subsequent to the Statement of Financial Condition date through March 18, 2026 (Financial Statement issuance date) determining no events require additional disclosure.

SUPPLEMENTARY INFORMATION

Skyway Capital Markets, LLC
Schedule I – Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
December 31, 2025

Net Capital	
Total member's equity	$1,921,224
Non-allowable assets Statement of Financial Condition:	
Accounts receivable (net of commissions payable)	487,574
Property and equipment	62,913
Other assets	675,757
Total non-allowable assets	1,226,244
Total Net Capital	$ 694,980
Indebtedness	
Liabilities included in Statement of Financial Condition:	
Accounts payable and other liabilities	756,632
Accrued expenses	159,745
Due to related party	90,000
Operating lease liability (in excess of right of use asset)	89,760
Total Aggregate indebtedness	1,096,137
Computation of Basic Net Capital Requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 73,076
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	73,076
Excess net capital	$ 621,904
Ratio: Aggregate indebtedness to net capital	157.72%

There are no material differences between the preceding computation and the Company's corresponding Part II of Form X-17A-5, as amended, as of December 31, 2025.

See Notes to the Financial Statement

Skyway Capital Markets, LLC
Schedule II – Computation of Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission
December 31, 2025

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Skyway Capital Markets, LLC
Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission
December 31, 2025

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.


Report of Independent Registered Public Accounting Firm
on Exemption Report

To the Member
Skyway Capital Markets, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Skyway Capital Markets, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R. § 240.15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In the accompanying Exemption report, the Company's management stated that the identified exemption provisions have been met through the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 18, 2026

14

Skyway Capital Markets, LLC's Exemption Report

Skyway Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). To the best of its knowledge and belief, the Company states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Rob Woomer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Rob Woomer, CEO
March 13, 2026



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**

Skyway Capital Markets, LLC
100 North Tampa Street, Suite 3550
Tampa, Florida 33602

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act
of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are
enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the
year ended December 31, 2025. Management of Skyway Capital Markets, LLC (the "Company") is
responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form
SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are
appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's
compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025.
Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate
for their intended purpose. This report may not be suitable for any other purpose. The procedures
performed may not address all the items of interest to a user of this report and may not meet the
needs of all users of this report and, as such, users are responsible for determining whether the
procedures performed are appropriate for their purposes. The sufficiency of these procedures is
solely the responsibility of those parties specified in this report. Consequently, we make no
representation regarding the sufficiency of the procedures described below either for the purpose for
which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
    disbursement records entries by agreeing amounts to documentation of payment
    noting no difference;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-
    17A-5 Part III for the year ended December 31, 2025, with the total revenue amounts
    reported in Form SIPC-7 for the year ended December 31, 2025, noting no
    differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4.   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences;

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally applied, noting no difference.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 18, 2026